Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited)

1	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	September 30,	December 31,
As at (in millions of Canadian dollars)	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$765	$209
Accounts receivable and other current assets (Note 5)	1,648	2,339
Prepaid expenses	207	146
Inventories	588	661
Regulatory assets (Note 6)	745	914
Assets held for sale (Note 7)	569	—
Total current assets	4,522	4,269
Other assets	1,237	1,213
Regulatory assets (Note 6)	3,336	3,095
Property, plant and equipment, net	43,220	41,663
Intangible assets, net	1,515	1,548
Goodwill	12,455	12,464
Total assets	$66,285	$64,252

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 8)	$78	$253
Accounts payable and other current liabilities	2,875	3,288
Regulatory liabilities (Note 6)	509	595
Current installments of long-term debt (Note 8)	2,774	2,481
Liabilities associated with assets held for sale (Note 7)	132	—
Total current liabilities	6,368	6,617
Regulatory liabilities (Note 6)	3,496	3,320
Deferred income taxes	4,200	4,060
Long-term debt (Note 8)	27,170	25,931
Finance leases	342	336
Other liabilities	1,163	1,146
Total liabilities	42,739	41,410
Commitments and contingencies (Note 15)
Equity
Common shares (1)	14,994	14,656
Preference shares	1,623	1,623
Additional paid-in capital	9	10
Accumulated other comprehensive income	1,046	1,008
Retained earnings	4,020	3,733
Shareholders' equity	21,692	21,030
Non-controlling interests	1,854	1,812
Total equity	23,546	22,842
Total liabilities and equity	$66,285	$64,252
(1)    No par value. Unlimited authorized shares. 488.5 million and 482.2 million issued and outstanding as at September 30, 2023 and December 31, 2022, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022

Revenue	$2,719	$2,553	$8,632	$7,875

Expenses
Energy supply costs	773	804	2,872	2,684
Operating expenses	682	630	2,136	1,958
Depreciation and amortization	443	422	1,319	1,246
Total expenses	1,898	1,856	6,327	5,888
Operating income	821	697	2,305	1,987
Other income, net (Note 11)	47	19	180	96
Finance charges	331	280	969	804
Earnings before income tax expense	537	436	1,516	1,279
Income tax expense	92	65	241	185
Net earnings	$445	$371	$1,275	$1,094

Net earnings attributable to:
Non-controlling interests	$34	$29	$100	$86
Preference equity shareholders (Note 9)	17	16	50	48
Common equity shareholders	394	326	1,125	960
	$445	$371	$1,275	$1,094

Earnings per common share (Note 12)
Basic	$0.81	$0.68	$2.32	$2.01
Diluted	$0.81	$0.68	$2.32	$2.01

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2023	2022	2023	2022

Net earnings	$445	$371	$1,275	$1,094

Other comprehensive income
Unrealized foreign currency translation gains (1)	421	1,165	38	1,452
Other (2)	1	25	4	49
	422	1,190	42	1,501
Comprehensive income	$867	$1,561	$1,317	$2,595

Comprehensive income attributable to:
Non-controlling interests	$79	$154	$104	$247
Preference equity shareholders	17	16	50	48
Common equity shareholders	771	1,391	1,163	2,300
	$867	$1,561	$1,317	$2,595
(1)Net of hedging activities and income tax recovery of $7 million and $1 million for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - income tax recovery of $37 million and $40 million, respectively)
(2)Net of income tax expense of $2 million and $4 million for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - income tax expense of $11 million and $21 million, respectively)
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2023	2022	2023	2022

Operating activities
Net earnings	$445	$371	$1,275	$1,094
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	386	369	1,145	1,091
Amortization - intangible assets	37	37	113	108
Amortization - other	20	16	61	47
Deferred income tax expense	64	64	119	119
Equity component, allowance for funds used during construction (Note 11)	(25)	(19)	(71)	(54)
Other	48	66	97	120
Change in long-term regulatory assets and liabilities	(2)	80	(84)	94
Change in working capital (Note 13)	(33)	(351)	144	(414)
Cash from operating activities	940	633	2,799	2,205

Investing activities
Additions to property, plant and equipment	(952)	(907)	(2,797)	(2,600)
Additions to intangible assets	(31)	(44)	(122)	(151)
Contributions in aid of construction	17	24	88	85
Contributions to equity-accounted investees	(24)	(100)	(24)	(100)
Other	(50)	(46)	(139)	(141)
Cash used in investing activities	(1,040)	(1,073)	(2,994)	(2,907)

Financing activities
Proceeds from long-term debt, net of issuance costs	229	936	2,110	2,581
Repayments of long-term debt and finance leases	(97)	(670)	(794)	(1,506)
Borrowings under committed credit facilities	1,290	1,674	5,165	4,660
Repayments under committed credit facilities	(1,071)	(1,066)	(5,009)	(4,218)
Net change in short-term borrowings	(5)	(204)	(170)	(46)
Issue of common shares, net of costs and dividends reinvested	6	6	34	46
Dividends
Common shares, net of dividends reinvested	(175)	(168)	(517)	(492)
Preference shares	(17)	(16)	(50)	(48)
Subsidiary dividends paid to non-controlling interests	(24)	(21)	(64)	(52)
Other	14	—	42	7
Cash from financing activities	150	471	747	932
Effect of exchange rate changes on cash and cash equivalents	15	26	13	34
Change in cash and cash equivalents	65	57	565	264
Change in cash associated with assets held for sale	10	—	(9)	—
Cash and cash equivalents, beginning of period	690	338	209	131
Cash and cash equivalents, end of period	$765	$395	$765	$395

Supplementary Cash Flow Information (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Non-Controlling Interests	Total Equity
As at June 30, 2023	486.4	$14,889	$1,623	$8	$669	$4,190	$1,798	$23,177
Net earnings	—	—	—	—	—	411	34	445
Other comprehensive income	—	—	—	—	377	—	45	422
Common shares issued	2.1	105	—	—	—	—	—	105
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(24)	(24)
Dividends declared on common shares ($1.155 per share)	—	—	—	—	—	(564)	—	(564)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	1	—	—	1	2
As at September 30, 2023	488.5	$14,994	$1,623	$9	$1,046	$4,020	$1,854	$23,546

As at June 30, 2022	478.7	$14,465	$1,623	$8	$235	$3,837	$1,692	$21,860
Net earnings	—	—	—	—	—	342	29	371
Other comprehensive income	—	—	—	—	1,065	—	125	1,190
Common shares issued	1.6	93	—	—	—	—	—	93
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(21)	(21)
Dividends declared on common shares ($1.10 per share)	—	—	—	—	—	(528)	—	(528)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	—	—	—	2	2
As at September 30, 2022	480.3	$14,558	$1,623	$8	$1,300	$3,635	$1,827	$22,951

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the nine months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842
Net earnings	—	—	—	—	—	1,175	100	1,275
Other comprehensive income	—	—	—	—	38	—	4	42
Common shares issued	6.3	338	—	(1)	—	—	—	337
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(64)	(64)
Dividends declared on common shares ($1.72 per share)	—	—	—	—	—	(838)	—	(838)
Dividends on preference shares	—	—	—	—	—	(50)	—	(50)
Other	—	—	—	—	—	—	2	2
As at September 30, 2023	488.5	$14,994	$1,623	$9	$1,046	$4,020	$1,854	$23,546

As at December 31, 2021	474.8	$14,237	$1,623	$10	$(40)	$3,458	$1,628	$20,916
Net earnings	—	—	—	—	—	1,008	86	1,094
Other comprehensive income	—	—	—	—	1,340	—	161	1,501
Common shares issued	5.5	321	—	(2)	—	—	—	319
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(52)	(52)
Dividends declared on common shares ($1.635 per share)	—	—	—	—	—	(783)	—	(783)
Dividends on preference shares	—	—	—	—	—	(48)	—	(48)
Other	—	—	—	—	—	—	4	4
As at September 30, 2022	480.3	$14,558	$1,623	$8	$1,300	$3,635	$1,827	$22,951

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand and market pricing; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales and transmission revenue at UNS Energy, as well as margins realized on gas sold at Aitken Creek; (iii) changes in foreign exchange rates; and (iv) the timing and significance of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC ("ITC Midwest") and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNSE") and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia (Note 7).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and non-regulated holding company expenses.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2022 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
ITC Midwest Capital Structure Complaint: In 2022, FERC issued an order denying the complaint filed by the Iowa Coalition for Affordable Transmission ("ICAT") requesting that ITC Midwest's common equity component of capital structure be reduced from 60% to 53%. In March 2023, FERC confirmed its decision following ICAT's request for rehearing.

MISO Base ROE: In 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain FERC orders that had established the methodology for setting the base return on equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect. The court has remanded the matter to FERC for further process, the timing and outcome of which is unknown.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding is unknown.

7	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
2. REGULATORY MATTERS (cont'd)

Transmission Right of First Refusal ("ROFR"): The State of Iowa has granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. A challenge against the ROFR statute by certain plaintiffs was initially dismissed by the District Court on the grounds that the plaintiffs lacked standing. In March 2023, the Iowa Supreme Court determined that the plaintiffs have standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. Management does not believe that this proceeding will impact projects that have already been approved and under development; however, the timing of this proceeding and any impact on future projects, is unknown.

UNS Energy
TEP General Rate Application: In August 2023, the Arizona Corporation Commission ("ACC") issued a decision on TEP's general rate application approving, among other things, an increase in non-fuel revenue of US$100 million, a 9.55% ROE and a 54.32% common equity component of capital structure. The decision reflects an increase from TEP's previous ROE and common equity component of capital structure of 9.15% and 53%, respectively. New customer rates became effective on September 1, 2023.

PPFAC Mechanism: The Purchased Power and Fuel Adjustment Clause ("PPFAC") mechanism allows for the timely recovery or return of purchased power and fuel costs, as compared to that collected in customer rates, at TEP and UNSE. The PPFAC balance has increased in recent years, reflecting higher commodity costs. In May 2023, the ACC approved rate adjustments at TEP and UNSE to collect the PPFAC balances over 12- and 33-month periods, respectively.

Central Hudson
General Rate Application: In July 2023, Central Hudson filed a rate application with the New York Public Service Commission ("PSC") requesting an increase in electric and natural gas delivery rates effective July 1, 2024. The application includes a request to set Central Hudson's ROE at 9.8% and a 50% common equity component of capital structure. The timing and outcome of this proceeding is unknown.

Customer Information System ("CIS") Implementation: In January 2023, Central Hudson filed a response to the PSC's Order to Commence Proceeding and Show Cause, which had directed Central Hudson to explain why the PSC should not pursue civil or administrative penalties or initiate a proceeding to review the prudence of implementation costs associated with its new CIS. In July 2023, an interim agreement was reached with the PSC, in which Central Hudson agreed to independent third-party verification of recent system improvements related to its billing system, and to accelerate the implementation of its monthly meter reading plan. The timing and outcome of this proceeding remains unknown.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: The British Columbia Utilities Commission ("BCUC") issued a decision on the GCOC proceeding in September 2023. For FortisBC Energy, the decision increased the ROE and common equity component of capital structure from 8.75% and 38.5% to 9.65% and 45%, respectively. For FortisBC Electric, the decision increased the ROE and common equity component of capital structure from 9.15% and 40% to 9.65% and 41%, respectively. The new cost of capital parameters are retroactive to January 1, 2023. The decision directed FortisBC to submit a compliance filing for final 2023 customer rates. This filing, which was approved by the BCUC in October 2023, requested approval of a regulatory deferral account to be collected from customers in future rates for the revenue deficiency resulting from the GCOC decision. A regulatory process is currently underway to determine the recovery period for the associated revenue deficiency deferral, the timing and outcome of which is unknown.

FortisAlberta
2024 GCOC Proceeding: In October 2023, the Alberta Utilities Commission ("AUC") issued a decision on the 2024 GCOC proceeding. The decision, which is effective January 1, 2024, adopts a formulaic approach in determining the ROE which will adjust the notional ROE of 9.0% with reference to forecast long-term Government of Canada bond and utility bond yields. The ROE for 2024 is expected to be determined in the fourth quarter of 2023, with updates annually thereafter. The decision also concluded that there will be no change in the common equity component of capital structure of 37%.

Third PBR Term: In October 2023, the AUC issued a decision establishing the parameters for the third performance-based rate setting ("PBR") term for the period of 2024-2028. FortisAlberta's base distribution rates for the third PBR term are based on the 2023 cost of service ("COS") revenue requirement previously approved by the AUC. The third generation PBR plan incorporates several changes and refinements, which include the adoption of new inputs for the calculation of the inflation and productivity factors, the introduction of an earnings sharing mechanism that will allocate achieved earnings above the approved ROE between the utility and its customers using marginal sharing ranges, and the removal of the efficiency carry-over incentive mechanism. Capital funding mechanisms are preserved with modifications including: i) base capital funding established on the approved 2023 COS rate base and a level of annual capital additions premised on 2018-2022 historical averages that are escalated as prescribed by the AUC; and ii) criteria to meet eligibility for incremental capital funding on extraordinary expenditures is expanded to provide potential eligibility for net-zero plan related expenditures.

Rural Electrification Association ("REA") Cost Recovery: In 2021, the AUC determined that costs attributable to REAs, approximating $10 million annually, can no longer be recovered from FortisAlberta's rate payers, effective January 1, 2023. In April 2023, the Alberta Court of Appeal dismissed FortisAlberta's appeal which had asserted that the AUC erred in preventing the company from recovering these costs from its own rate payers to the extent that such costs cannot be recovered directly from REAs. FortisAlberta continues to assess other means, including legislative amendments, to recover these costs.

8	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2022 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2022 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2023 and 2022.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $7 million and $22 million for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - $7 million and $27 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at September 30, 2023, accounts receivable included $7 million due from Belize Electricity (December 31, 2022 - $7 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at September 30, 2023 and December 31, 2022, there were no inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2023 and 2022.

9	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Quarter ended September 30, 2023
Revenue	520	899	290	294	190	128	377	2,698	21	—	—	2,719
Energy supply costs	—	381	88	64	—	38	202	773	—	—	—	773
Operating expenses	120	185	146	94	44	29	54	672	7	3	—	682
Depreciation and amortization	104	90	28	77	67	24	51	441	1	1	—	443
Operating income	296	243	28	59	79	37	70	812	13	(4)	—	821
Other income, net	21	7	13	9	1	2	5	58	—	(11)	—	47
Finance charges	112	36	16	38	32	20	23	277	—	54	—	331
Income tax expense	60	36	5	7	3	2	6	119	2	(29)	—	92
Net earnings	145	178	20	23	45	17	46	474	11	(40)	—	445
Non-controlling interests	26	—	—	1	—	—	7	34	—	—	—	34
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	119	178	20	22	45	17	39	440	11	(57)	—	394

Additions to property, plant and equipment and intangible assets	237	187	92	155	150	30	127	978	5	—	—	983

As at September 30, 2023
Goodwill	8,332	1,876	613	913	228	235	258	12,455	—	—	—	12,455
Total assets	24,657	13,071	5,323	8,712	5,806	2,660	5,131	65,360	709	261	(45)	66,285

Quarter ended September 30, 2022
Revenue	478	856	273	269	175	114	361	2,526	27	—	—	2,553
Energy supply costs	—	380	84	104	—	35	200	803	1	—	—	804
Operating expenses	120	168	133	88	38	30	52	629	9	(8)	—	630
Depreciation and amortization	97	95	26	74	61	17	48	418	4	—	—	422
Operating income	261	213	30	3	76	32	61	676	13	8	—	697
Other income, net	11	6	13	7	1	2	2	42	—	(23)	—	19
Finance charges	90	32	13	37	28	19	18	237	—	43	—	280
Income tax expense	55	24	6	(11)	3	2	4	83	3	(21)	—	65
Net earnings	127	163	24	(16)	46	13	41	398	10	(37)	—	371
Non-controlling interests	22	—	—	1	—	—	6	29	—	—	—	29
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	105	163	24	(17)	46	13	35	369	10	(53)	—	326

Additions to property, plant and equipment and intangible assets	313	139	83	150	126	32	98	941	10	—	—	951

As at September 30, 2022
Goodwill	8,487	1,911	624	913	228	235	262	12,660	27	—	—	12,687
Total assets	23,704	12,892	5,156	8,474	5,464	2,636	4,773	63,099	861	179	(55)	64,084

10	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Year-to-date September 30, 2023
Revenue	1,558	2,300	1,049	1,411	550	383	1,304	8,555	77	—	—	8,632
Energy supply costs	—	980	416	582	—	107	787	2,872	—	—	—	2,872
Operating expenses	380	579	452	283	130	90	170	2,084	27	25	—	2,136
Depreciation and amortization	308	265	84	232	198	72	152	1,311	6	2	—	1,319
Operating income	870	476	97	314	222	114	195	2,288	44	(27)	—	2,305
Other income, net	57	33	40	25	4	4	17	180	—	—	—	180
Finance charges	316	109	49	122	92	59	65	812	—	157	—	969
Income tax expense	156	62	19	47	8	6	20	318	9	(86)	—	241
Net earnings	455	338	69	170	126	53	127	1,338	35	(98)	—	1,275
Non-controlling interests	83	—	—	1	—	—	16	100	—	—	—	100
Preference share dividends	—	—	—	—	—	—	—	—	—	50	—	50
Net earnings attributable to common equity shareholders	372	338	69	169	126	53	111	1,238	35	(148)	—	1,125

Additions to property, plant and equipment and intangible assets	837	555	248	389	451	92	335	2,907	12	—	—	2,919

As at September 30, 2023
Goodwill	8,332	1,876	613	913	228	235	258	12,455	—	—	—	12,455
Total assets	24,657	13,071	5,323	8,712	5,806	2,660	5,131	65,360	709	261	(45)	66,285

Year-to-date September 30, 2022
Revenue	1,406	2,042	929	1,359	511	351	1,204	7,802	73	—	—	7,875
Energy supply costs	—	862	347	639	—	96	736	2,680	4	—	—	2,684
Operating expenses	363	497	425	259	122	96	157	1,919	29	10	—	1,958
Depreciation and amortization	283	276	77	224	182	51	139	1,232	12	2	—	1,246
Operating income	760	407	80	237	207	108	172	1,971	28	(12)	—	1,987
Other income, net	30	12	43	16	2	5	5	113	—	(17)	—	96
Finance charges	253	93	39	108	82	56	55	686	—	118	—	804
Income tax expense	137	43	18	25	10	7	15	255	5	(75)	—	185
Net earnings	400	283	66	120	117	50	107	1,143	23	(72)	—	1,094
Non-controlling interests	72	—	—	1	—	—	13	86	—	—	—	86
Preference share dividends	—	—	—	—	—	—	—	—	—	48	—	48
Net earnings attributable to common equity shareholders	328	283	66	119	117	50	94	1,057	23	(120)	—	960

Additions to property, plant and equipment and intangible assets	920	460	212	414	356	92	276	2,730	21	—	—	2,751

As at September 30, 2022
Goodwill	8,487	1,911	624	913	228	235	262	12,660	27	—	—	12,687
Total assets	23,704	12,892	5,156	8,474	5,464	2,636	4,773	63,099	861	179	(55)	64,084

11	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2023	2022	2023	2022
Periods ended September 30
Balance, beginning of period	(60)	(53)	(58)	(53)
Credit loss expense	(10)	(6)	(24)	(16)
Credit loss deferral	(5)	(4)	(9)	(4)
Write-offs, net of recoveries	10	10	26	21
Foreign exchange	—	(2)	—	(3)
Balance, end of period	(65)	(55)	(65)	(55)

See Note 14 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2022 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2023	2022
Regulatory assets
Deferred income taxes	1,971	1,874
Deferred energy management costs	477	445
Rate stabilization and related accounts	460	557
Employee future benefits	188	207
Deferred lease costs	144	132
Deferred restoration costs	122	91
Derivatives	88	84
Manufactured gas plant site remediation deferral	86	97
Generation early retirement costs	73	78
Other regulatory assets	472	444
Total regulatory assets	4,081	4,009
Less: Current portion	(745)	(914)
Long-term regulatory assets	3,336	3,095

Regulatory liabilities
Future cost of removal	1,536	1,306
Deferred income taxes	1,317	1,364
Rate stabilization and related accounts	312	297
Employee future benefits	253	306
Renewable energy surcharge	132	126
Energy efficiency liability	94	89
Alberta Electric System Operator charges deferral	78	21
Derivatives	63	224
Electric and gas moderator account	62	34
Other regulatory liabilities	158	148
Total regulatory liabilities	4,005	3,915
Less: Current portion	(509)	(595)
Long-term regulatory liabilities	3,496	3,320

12	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
7. ASSETS HELD FOR SALE

In May 2023, FortisBC Holdings Inc. ("FHI") entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its Aitken Creek business for approximately $400 million, subject to customary closing conditions and adjustments. In October 2023, the BCUC approved the sale, satisfying all regulatory requirements. The sale is expected to close in the fourth quarter of 2023 with a March 31, 2023 effective date.

As at September 30, 2023, the related assets and liabilities, as included in the Energy Infrastructure segment, were classified as held for sale and are detailed below.

As at ($ millions)	September 30, 2023
Cash and cash equivalents	9
Accounts receivable and other current assets	18
Inventories	81
Property, plant and equipment, net	434
Goodwill	27
Total assets held for sale	569

Accounts payable and other current liabilities	25
Deferred income taxes	107
Total liabilities associated with assets held for sale	132

For the third quarter of 2023, and the six-month period since March 31, 2023, the effective date of the pending sale, Aitken Creek recognized net earnings of $5 million and $8 million, respectively.

For the three and nine months ended September 30, 2023, Aitken Creek recognized net earnings of $5 million and $23 million, respectively (three and nine months ended September 30, 2022 - net losses of $3 million and net earnings of $4 million, respectively).

8. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2023	2022
Long-term debt	28,307	26,921
Credit facility borrowings	1,812	1,657
Total long-term debt	30,119	28,578
Less: Deferred financing costs and debt discounts	(175)	(166)
Less: Current installments of long-term debt	(2,774)	(2,481)
	27,170	25,931

13	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
8. LONG-TERM DEBT (cont'd)

Significant Long-Term Debt Issuances		Interest
Year-to-date September 30, 2023	Month	Rate					Use of
($ millions, except as noted)	Issued	(%)		Maturity	Amount		Proceeds
ITC
Unsecured senior notes	June	5.40	(1)	2033	US	500	(2) (3) (4)
Unsecured senior notes	June	4.95	(5)	2027	US	300	(2) (3) (4)
UNS Energy
Unsecured senior notes	February	5.50		2053	US	375	(2) (3)
Unsecured senior notes	August	5.65		2038	US	50	(2) (3)
FortisAlberta
Unsecured senior debentures	May	4.86		2053	200		(3) (4)
Central Hudson
Unsecured senior notes	March	5.68		2033	US	40	(3) (4)
Unsecured senior notes	March	5.78		2035	US	15	(3) (4)
Unsecured senior notes	March	5.88		2038	US	35	(3) (4)
Newfoundland Power
First mortgage sinking fund bonds	August	5.12		2053	90		(3) (4)
Maritime Electric
First mortgage bonds	September	5.20		2053	60		(3) (4)
(1)    ITC entered into interest rate locks which reduced the effective interest rate to 5.32%. See Note 14 to the Interim Financial Statements
(2)    Repay maturing long-term debt
(3)    General corporate purposes
(4)     Repay short-term and/or credit facility borrowings
(5)     Represents a second tranche of ITC's existing 4.95% senior notes, originally issued in 2022

In September 2023, ITC priced US$175 million of senior secured notes. The related issuances will consist of US$90 million of 5-year, 5.65% notes and US$85 million of 10-year, 5.98% notes with expected funding dates in November 2023 and January 2024, respectively. Proceeds are expected to be used to repay credit facility borrowings, fund capital expenditures, and for general corporate purposes.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until December 22, 2024. As at September 30, 2023, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

			As at
Credit facilities	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2023	2022
Total credit facilities	3,985	2,051	6,036	5,850
Credit facilities utilized:
Short-term borrowings (1)	(78)	—	(78)	(253)
Long-term debt (including current portion) (2)	(901)	(911)	(1,812)	(1,657)
Letters of credit outstanding	(52)	(41)	(93)	(128)
Credit facilities unutilized	2,954	1,099	4,053	3,812
(1)    The weighted average interest rate was 6.9% (December 31, 2022 - 4.9%).
(2)    The weighted average interest rate was 6.2% (December 31, 2022 - 5.1%). The current portion was $1,328 million (December 31, 2022 - $1,376 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.7 billion of the total credit facilities are committed with maturities ranging from 2024 through 2028.

See Note 14 in the 2022 Annual Financial Statements for a description of the credit facilities as at December 31, 2022.

In April 2023, ITC increased its total credit facilities available from US$900 million to US$1 billion and extended the maturity to April 2028.

14	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
8. LONG-TERM DEBT (cont'd)

In May 2023, the Corporation amended its $1.3 billion revolving term committed credit facility agreement to extend the maturity to July 2028. Also in May 2023, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2024. This facility is repayable at any time without penalty.

In October 2023, FortisUS Inc., a holding company subsidiary of Fortis, entered into a US$150 million uncommitted revolving credit facility. The facility matures in October 2025 and will provide funding flexibility for short-term general liquidity needs.

9. PREFERENCE SHARES

On September 1, 2023, the annual fixed dividend per share for the First Preference Shares, Series G was reset from $1.0983 to $1.5308 for the five-year period up to but excluding September 1, 2028.

10. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2023	2022	2023	2022
Quarter ended September 30
Service costs	16	27	6	9
Interest costs	39	28	8	5
Expected return on plan assets	(50)	(50)	(6)	(6)
Amortization of actuarial gains	(2)	—	(5)	(2)
Regulatory adjustments	2	(2)	1	1
Net benefit cost	5	3	4	7

Year-to-date September 30
Service costs	47	79	17	26
Interest costs	119	84	23	16
Expected return on plan assets	(150)	(147)	(17)	(17)
Amortization of actuarial (gains) losses	(7)	2	(14)	(7)
Amortization of past service credits/plan amendments	(1)	(1)	(1)	(1)
Regulatory adjustments	8	(7)	4	3
Net benefit cost	16	10	12	20

Defined contribution pension plan expense for the three and nine months ended September 30, 2023 was $13 million and $42 million, respectively (three and nine months ended September 30, 2022 - $11 million and $37 million, respectively).

11. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2023	2022	2023	2022
Periods ended September 30
Equity component, allowance for funds used during construction	25	19	71	54
Interest income (1)	20	3	54	6
Non-service component of net periodic benefit cost	15	19	47	68
(Loss) gain on retirement investments, net	(3)	(4)	1	(21)
Loss on derivatives, net	(15)	(27)	(3)	(25)
Other	5	9	10	14
	47	19	180	96
(1)    Includes interest on short-term deposits, as well as interest on regulatory deferrals, including the PPFAC at TEP and UNSE

15	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
12. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2023			2022
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended September 30
Basic EPS	394	487.4	0.81	326	479.4	0.68
Potential dilutive effect of stock options	—	0.3		—	0.5
Diluted EPS	394	487.7	0.81	326	479.9	0.68

Year-to-date September 30
Basic EPS	1,125	485.3	2.32	960	477.7	2.01
Potential dilutive effect of stock options	—	0.3		—	0.5
Diluted EPS	1,125	485.6	2.32	960	478.2	2.01

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2023	2022	2023	2022
Periods ended September 30
Change in working capital
Accounts receivable and other current assets	(68)	(73)	421	(119)
Prepaid expenses	(42)	(91)	(61)	(69)
Inventories	(69)	(129)	(7)	(174)
Regulatory assets - current portion	(25)	(139)	135	(182)
Accounts payable and other current liabilities	151	74	(386)	91
Regulatory liabilities - current portion	20	7	42	39
	(33)	(351)	144	(414)

Non-cash investing and financing activities
Accrued capital expenditures	376	401	376	401
Common share dividends reinvested	99	88	304	274
Contributions in aid of construction	14	11	14	11

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

16	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2023, unrealized losses of $88 million (December 31, 2022 - $84 million) were recognized as regulatory assets and unrealized gains of $63 million (December 31, 2022 - $224 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and nine months ended September 30, 2023, unrealized losses of $10 million and $17 million, respectively, were recognized in revenue (three and nine months ended September 30, 2022 - unrealized gains of $2 million and $4 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $119 million and terms of one to three years expiring at varying dates through January 2026. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2023, unrealized losses of $12 million and $7 million, respectively, were recognized in other income, net (three and nine months ended September 30, 2022 - unrealized losses of $17 million and $25 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through May 2025 and have a combined notional amount of $450 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2023, unrealized losses of $3 million and unrealized gains of $4 million, respectively, were recognized in other income, net (three and nine months ended September 30, 2022 - unrealized losses of $11 million and $13 million, respectively).

Interest Rate Locks
In March 2023, the Corporation entered into an interest rate lock with a total notional value of $100 million to manage the interest rate risk associated with the refinancing of long-term debt maturing in the fall of 2023. The lock has a 10-year term and will be terminated no later than November 1, 2023. Fair value is measured using a discounted cash flow method based on Canadian dollar offered rates. Unrealized gains and losses associated with changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized gains of $6 million and $10 million were recognized in other comprehensive income for the three and nine months ended September 30, 2023, respectively.

During the second quarter of 2023, ITC entered into and settled interest rate locks with a combined notional value of US$500 million. The contracts were used to manage interest rate risk associated with the issuance of US$500 million unsecured senior notes in June 2023. Realized gains of US$4 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 10 years.

Cross-Currency Interest Rate Swaps
In 2022, the Corporation entered into cross-currency interest rate swaps with a 7-year term to effectively convert its $500 million, 4.43% senior unsecured notes to US$391 million, 4.34% debt. The Corporation designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on secured overnight financing rates. Unrealized losses of $16 million and $6 million were recorded in other comprehensive income for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - unrealized losses of $14 million and $26 million, respectively).

17	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Other Investments
UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. These investments are recorded at fair value based on quoted market prices in active markets. Gains and losses are recognized in other income, net. During the three and nine months ended September 30, 2023, gains of $1 million and $4 million, respectively, were recognized in other income, net (three and nine months ended September 30, 2022 - losses of $2 million and $11 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2023
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	88	—	88
Energy contracts not subject to regulatory deferral (2)	—	23	—	23
Interest rate lock (2)	—	10	—	10
Other investments (4)	218	—	—	218
	218	121	—	339
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(113)	—	(113)
Energy contracts not subject to regulatory deferral (5)	—	(4)	—	(4)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(35)	—	(35)
	—	(152)	—	(152)
As at December 31, 2022
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	304	—	304
Energy contracts not subject to regulatory deferral (2)	—	49	—	49
Other investments (4)	150	—	—	150
	150	353	—	503
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(164)	—	(164)
Energy contracts not subject to regulatory deferral (5)	—	(8)	—	(8)
Foreign exchange contracts, total return and cross-currency interest rate swaps (5)	—	(26)	—	(26)
	—	(198)	—	(198)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(4)Included in cash and cash equivalents and other assets
(5)Included in accounts payable and other current liabilities or other liabilities

18	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Received/Posted	Net Amount
As at September 30, 2023
Derivative assets	111	(29)	28	110
Derivative liabilities	(117)	29	—	(88)

As at December 31, 2022
Derivative assets	353	(54)	(63)	236
Derivative liabilities	(172)	54	—	(118)

Volume of Derivative Activity
As at September 30, 2023, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2023	2022
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	659	586
Electricity power purchase contracts (GWh)	620	224
Gas swap contracts (PJ)	198	185
Gas supply contract premiums (PJ)	166	148
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,635	1,886
Gas swap contracts (PJ)	38	34
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable due to the suspension of collection efforts in response to the COVID-19 pandemic, as well as higher commodity prices. Central Hudson continues to proactively contact customers regarding past-due balances to advise them of financial assistance available through federal and state programs, and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed 10 basis points above the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

19	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2023 and 2022
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $52 million as at September 30, 2023 (December 31, 2022 - $178 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at September 30, 2023, US$2.9 billion (December 31, 2022 - US$2.9 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$11.1 billion (December 31, 2022 - US$10.6 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2023, the carrying value of long-term debt, including current portion, was $30.1 billion (December 31, 2022 - $28.6 billion) compared to an estimated fair value of $26.3 billion (December 31, 2022 - $25.8 billion).

15. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2022 Annual Financial Statements, except for a new agreement at TEP.

In September 2023, TEP entered into a US$294 million Engineering, Procurement, and Construction Agreement associated with the development of the Roadrunner Reserve Project. Related payments of US$258 million are expected to be made by September 2024, with the remaining balance expected to be paid by September 2025.

Contingencies
In April 2013, FHI and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

20	FORTIS INC.	SEPTEMBER 30, 2023 QUARTER REPORT